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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE  ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number: 0-29862

FORUM NATIONAL INVESTMENTS LTD.

(Translation of registrant's name into English)

180A, 13040 Richmond, British Columbia  V7E 2G1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F   [               ] Form 40-X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [               ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Action Taken By Board of Directors

Forward Split

On March 5, 2007, the Board of Directors of the Issuer approved a three for one forward split the common stock of the Issuer.

The record date for the forward split was: March 16, 2007. On that date, each shareholder of the record were entitled to three shares of common stock for each share of common stock held by such shareholder on that date.

Effective Date/New Symbol

The OTCBB accepted the Issuer’s preferred method of payment on its stock certificates as “Payment Upon Surrender of Certificates.” This means that current shareholders are not mandated to surrender their certificates, but they have that option. Current stock certificates of the Issuer displaying a CUSIP No. 349845107 were automatically valued at three times their face value as of the stock market’s opening on April 16, 2007 (the “Effective Date”). Surrendered certificates and all newly issued certificates issued from that date will be issued with a new CUSIP No. 3499845206 and will be worth face value.

Stockholder Approval to Forward Split

Shareholders of the Issuer on March 5, 2007, at the Annual General & Special Meeting of the stockholders of the Issuer, approved a special resolution to, subject to the sole discretion of the Board of Directors, to forward split the common stock of the Issuer up to (5) five shares of common stock for each share of common stock currently held.

EXHIBITS

Exhibit No

99.1           Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORUM NATIONAL INVESTMENTS LTD.

                                                               (Registrant)

Date: May 1, 2007                                                                                             By: /s/ Martin Tutschek

                                                                                                                                    Martin Tutschek

                                                                                                                          Title:Chief Financial Officer